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                    U.S. Securities and Exchange Commission

                             Washington, D.C. 20549
                                  FORM N-17f-2

 CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY
                       OF MANAGEMENT INVESTMENT COMPANIES

                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:         Date examination completed:
         811-08837                                 April 28, 2000
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2. State Identification Number:
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AL          AK            AZ           AR            CA             CO
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CT          DE            DC           FL            GA             HI
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ID          IL            IN           IA            KS             KY
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LA          ME            MD           MA None       MI             MN
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MS          MO            MT           NE            NV             NH
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NJ          NM            NY           NC            ND             OH
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OK          OR            PA           RI            SC             SD
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TN          TX            UT           VT            VA             WA
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WV          WI            WY           PUERTO RICO
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Other (specify): [ ]
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3. Exact name of investment company as specified in registration statement:
     The Select Sector SPDR Trust
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4. Address of principal executive office: (number, street, city, state, zip code)
     225 Franklin Street, Boston, MA 02110
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INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT
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PRICEWATERHOUSECOOPERS (PCW)
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                                                      PricewaterhouseCoopers LLP
                                                      160 Federal Street
                                                      Boston MA 02110
                                                      Telephone (617) 439-4390

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Shareholders and Trustees of
The Select Sector SPDR Trust

We have examined management's assertion about each of the portfolios comprising The Select Sector SPDR Trust (collectively referred to as the "Trust") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of April 28, 2000 included in the accompanying "Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940." Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 28, 2000, and with respect to agreement of purchases and sales of securities, for the period from September 30, 1999 (the date of our last examination) through April 28, 2000.

- Confirmation with the Custodian of all securities of the Trust held in book entry form at the Depository Trust Company. For such securities, review of all reconciliations of the security positions recorded at the Custodian to the positions held in omnibus form for the Custodian's account at the Depository Trust Company, observing no unresolved differences.

- Confirmation of all securities purchased/sold but not received/delivered with brokers.

- Reconciliation of confirmation results as to all such securities to the books and records of the Trust and the Custodian.

- Agreement of nine security purchases and nine security sales or maturities during the period September 30, 1999 to April 28, 2000 from the books and records of the Trust to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that the Trust was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of April 28, 2000 with respect to securities reflected in the investment accounts of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of the Trustees, management of the Trust and the Securities and Exchange Commission and is not intended and should not be used by anyone other than these specified parties.



/s/ PricewaterhouseCoopers LLP

June 23, 2000

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    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of management of The Select Sector SPDR Trust (the Trust), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 28, 2000, and from September 30, 1999 through April 28, 2000.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 28, 2000, and from September 30, 1999 through April 28, 2000, with respect to securities reflected in the investment accounts of the Trust.


The Select Sector SPDR Trust


By:      E. Davis Hawkes, Jr.
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Title    Treasurer and Assistant Secretary
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Date     June 23, 2000